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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FTI Capital Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Eye Street, NW Suite 400
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Boryenace 410-224-6352
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

111 South Calvert Street	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Boryenace ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTI Capital Advisors, LLC ____________, as of December 31 ____, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Charles Boryenace
Signature

Financial Operations Principal
Title

Cheryl J. Meeks
Notary Public

CHERYL J. MEEKS
NOTARY PUBLIC
ANNE ARUNDEL COUNTY
STATE OF MARYLAND
MY COMMISSION EXPIRES
SEPTEMBER 1, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FTI CAPITAL ADVISORS, LLC

Financial Statements and Supplemental Information

December 31, 2006

Table of Contents



KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

Board of Directors and Member
FTI Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of FTI Capital Advisors, LLC (the Company) as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filling pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FTI Capital Advisors, LLC at December 31, 2006 and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2007

FTI CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2006

Assets

Cash	$	1,341,981
Billed accounts receivable, net of allowance of $8,030		—
Unbilled accounts receivable, net of reserve of $13,046		22,424
Prepaid expenses		8,943
Computer equipment and software at cost, net of accumulated depreciation of $39,104		10,732
Total assets	$	1,384,080

Liabilities and Member's Equity

Due to parent	$	526,766
Unearned income		25,000
Accrued vacation		30,519
Member's equity		801,795
Total liabilities and member's equity	$	1,384,080

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Operations

Year ended December 31, 2006

Professional advisory services revenue	$	5,490,928
Expenses:		
Employee compensation and related benefits		2,876,744
Occupancy		111,928
Regulatory licenses and dues		14,161
Insurance		4,570
Legal and professional fees		339,000
Bad debt expense		9,957
Depreciation of equipment		38,905
Travel and entertainment		106,443
Recruiting		2,598
Communications and data processing		16,332
Special charges		1,330,657
Other expenses		1,403,925
Total expenses		6,255,220
Net loss	$	(764,292)

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2006

Balance at January 1, 2006	$	1,566,087
Net loss		(764,292)
Balance at December 31, 2006	$	801,795

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2006

Operating activities:	
Net loss	$ (764,292)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	38,905
Changes in operating assets and liabilities:	
Accounts receivable	27,985
Unbilled accounts receivables	(14,897)
Prepaid expenses	10,872
Unearned income	25,000
Accrued vacation	30,519
Net cash used in operating activities	(645,908)
Investing activities:	
Purchases of computer equipment and software	(25,117)
Financing activities:	
Due to parent, net	1,243,987
Net increase in cash	572,962
Cash at beginning of year	769,019
Cash at end of year	$ 1,341,981

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Notes to Financial Statements

December 31, 2006

(1) Organization and Significant Accounting Policies

(a) Organization

FTI Capital Advisors, LLC (the Company) (formerly FTI Merger & Acquisition Advisors, LLC) was formed as a limited liability company on September 3, 2002 in the state of Maryland to act as a financial advisor and an investment bank for private and public companies. The Company is a wholly-owned subsidiary of FTI Consulting, Inc. (FTI). FTI provides turnaround, corporate finance, restructuring, bankruptcy and related consulting services. The Company obtains all of its management and administrative services from FTI (see note 2). Further, FTI provides financial support in the form of member equity contributions to allow the Company to maintain compliance with regulatory net capital requirements and working capital to allow the Company to fund its operations. In the absence of this significant direct support, the Company would be required to seek alternative funding which may not be available or curtail its operations. The Company will exist for an indefinite life unless sooner terminated in accordance with its membership agreement.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member firm of the National Association of Securities Dealers (NASD). The Company does not engage in security trading activities, nor does the Company hold customer funds in its business activities.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Revenue Recognition

The Company derived its revenue from professional advisory services for the year ended December 31, 2006. Revenue generating activities are provided under "success fee" arrangements, and "time-and-materials" billing arrangements. Revenue for success fee billing arrangement is recorded when all services have been rendered, the provisions of the engagement have been achieved, the fees are fixed and determinable and collection is reasonably assured. Revenue for time and materials billing arrangements is recorded as work is performed and expenses are incurred. Employees of the Company work on both NASD regulated revenue, and other engagements that may not be subject to NASD regulations. Revenues recognized, but not yet billed to clients, have been recorded as unbilled accounts receivable in the accompanying statement of financial condition.

During 2005, the Company was engaged to assist a client with raising external capital under a success fee billing arrangement. On December 31, 2005, the client and an outside third party entered into a definitive agreement to form a joint venture which under the terms of the Company's engagement letter with the client entitles the Company to a predefined success fee of $2.7 million. The Company is entitled to collect approximately $2.4 million of the $2.7 million fee because FTI professionals also provided services on this engagement. In the first quarter of 2006, the client made cash payments to the Company of $550,000 of which the Company is entitled to $366,000. The Company will record revenue generated from this transaction as cash payments are received from the client.

(Continued)

(d) Accounts Receivable and Concentration of Credit Risk

The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce billed and unbilled accounts receivable to their net realizable value. The Company periodically reviews individual customer account balances as well as the status of past-due receivable as part of its credit policy to determine the appropriate allowance for doubtful accounts. Accounts receivable are not collateralized. The Company charges off receivables deemed uncollectible to the allowance for doubtful accounts. Concentrations of credit risk with respect to customer receivables are limited to the Company's customer base and it credit policies.

The Company earned approximately $1.6 million, or 29%, of its revenues from a single client in 2006. No receivables were due from this client as of December 31, 2006.

(e) Computer Equipment and Software

Computer equipment is stated at cost and depreciated using the straight-line method over an estimated useful life of 3 years.

(f) Income Taxes

The Company is a limited liability company and as such is not subject to federal or state income taxes. Rather, the member is liable for any income taxes on the Company's profits. Therefore, a provision for income taxes is not included in the accompanying statement of operations.

(g) Fair Value of Financial Instruments

The Company estimates that the fair value of billed and unbilled accounts receivable approximates carrying value due to the short term nature of these amounts. The due to parent liability has no set maturity or stated interest and is owed to a related party (see note 2). Therefore, the fair value of this liability is not readily determinable.

(h) Special Charges

During the third quarter of 2006, the Company recorded special charges totaling $1.33 million. The charges reflect actions the Company took to address certain underperforming operations. In particular, we consolidated certain of our non-core practices in the United States, primarily through reductions in workforce. The special charges primarily consist of severance benefits associated with reductions in workforce. The special charge is included in the intercompany account, due to parent.

(2) Related Party Transactions

The Company operates under a management service agreement with FTI, which continues through December 1, 2007 and shall be automatically renewed for successive one-year terms until terminated by either party upon 30 days notice. Under the agreement, FTI provides all management and administrative services required by the Company. Management and administrative services consist principally of furnishing office space, equipment and supplies, assisting in ensuring the Company's compliance with reporting and other administrative matters imposed by statute, regulations and associations, facilitating the processing of payroll, insurance and employee benefit administration, providing legal, financial, marketing and sales support services, and other administrative services agreed to from time to time by both parties.

(Continued)

Professional services of the Company are provided by employees of FTI assigned to the Company. FTI charges the Company with the direct costs and related benefits of the employees assigned to the Company. During 2006, the Company was charged $30,500 for matching contributions to the FTI 401(k) plan made by FTI on behalf of the employees assigned to the Company, which is included in employee compensation and related benefits in the accompanying statement of operations.

FTI is responsible for the payment of all the Company's overhead and operating expenses, with the exception of expenditures for licenses or other fees payable to any government agency or industry regulatory group and costs associated with indebtedness of the Company. These operating expenses include salaries and expenses of employees of FTI assigned to the Company.

Certain expenses such as rent, utilities and overhead are allocated by FTI between its own activities and those of the Company. If the Company were to procure these services on its own, the amount of expense could have been materially different.

As compensation for its provision of administrative services and funding of operating expenses, FTI invoices the Company an allocation of its incremental expenses each month. In the event that any expenses invoiced to the Company would cause member's equity to diminish below $15,000, the amount of expenses payable by the Company would be permanently reduced to allow the Company to maintain at least $15,000 of member's equity. Interest expense incurred by FTI for general corporate debt is not eligible to be charged to the Company. All funding provided by FTI and not reimbursed is accounted for as a contribution to member's equity. No such contributions were provided for the year ended December 31, 2006. A reconciliation of total expenses to total expenses funded by FTI is as follows:

Total expenses	$	6,255,219
Less:		
Noncash expenses		48,862
Regulatory licenses and dues		14,161
Expenses funded by FTI	$	6,192,196

The due to parent liability is non-interest bearing and has no specified repayment terms.

(3) Legal Proceedings

In July 2006, FTI instituted an arbitration action against a client (see note 1c) to recover an unpaid investment banking fee in the amount of $2.15 million. The client has filed a counter claim seeking to recover a partial investment banking fee in the amount of $550,000. The arbitration hearing was conducted in early February but no final decision has been reached.

(4) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2006, the Company had net capital of $759,696 which was $720,877 in excess of the required net capital of $38,819. Net capital is defined as net member's equity less nonallowable assets. Nonallowable assets are generally all assets that are not highly liquid.

SUPPLEMENTAL INFORMATION

FTI CAPITAL ADVISORS, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Computation of net capital:		
Total member's equity	$	801,795
Deductions:		
Nonallowable assets:		
Unbilled receivables, net		22,424
Prepaid expenses		8,943
Fixed assets, net		10,732
Total deductions		42,099
Net capital		759,696
Computation of alternative net capital requirement:		
Net capital requirement (minimum)		38,819
Excess net capital	$	720,877

There were no differences between the above Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006 Part IIA FOCUS filing.

See accompanying independent auditors' reports.

FTI CAPITAL ADVISORS, LLC

Statement Regarding Rule 15c3-3

December 31, 2006

Exemption to SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

SUPPLEMENTARY REPORT



KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Supplementary Report of Independent Auditors' on Internal Control

Board of Directors and Member
FTI Capital Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of FTI Capital Advisors, LLC (the Company) for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is no more than a remote likelihood that a misstatement of the entity's financial statements that this more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2007

END